REPORT OF THE BOARD OF DIRECTORS TO SHAREHOLDERS
OF GENTIUM S.P.A. REGARDING
ORDINARY SHAREHOLDERS’ MEETING

Dear Shareholders:

An Ordinary Shareholders’ Meeting of Gentium S.p.A. (the “Company”) has been called in order to (i) approve the 2008 Italian GAAP financial statements of the Company and related documents, (ii) set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the 2009/2010 term, (iii) approve director compensation for the 2009/2010 term, (iv) elect members of the Board of Statutory Auditors of the Company for the 2009/2012 term and approve their compensation for such term, and (v) to approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for the fiscal year 2009 for U.S. GAAP Financial Statements and approve its compensation.

The “first call” for this meeting is June 26, 2009, at 9:30 a.m., Italian time, at the offices of the Notary Public, Mr. Massimo Caspani, in Via Pessina no. 3, Como, Italy.  Should a quorum not be present for the first call (i.e., attendance by shareholders representing at least half of the outstanding shares of the Company), a “second call” for this meeting will be on June 30, 2009 at the same time and place.  There is no quorum requirement at the second call.

Holders of the Company’s American Depositary Shares (“ADSs”) of record on May 13, 2009 will be able to instruct The Bank of New York, the Company’s depositary of the ordinary shares representing the ADSs, to vote those ordinary shares at the meeting pursuant to the terms of the Deposit Agreement dated as of June 15, 2005 between the Company and The Bank of New York. The Bank of New York will vote its ordinary shares pursuant to the instructions it receives from the ADS holders at either the first call or the second call, as the case may be.  The majority of the shareholders present at either the first call (if a quorum is present), or second call (if necessary), must vote in favour to approve any resolution proposed at the ordinary shareholders’ meeting. The Board of Directors submits the following resolutions for your consideration.

1.           Approve the 2008 Italian GAAP financial statements of the Company and related documents and cover the annual operating losses by the utilization of the Company’s net worth reserve.

The 2008 Italian GAAP draft financial statements of the Company and related documents (i.e., statement of assets and liabilities, profit and loss account, supplemental notes, report of the Board of Directors on the management of the Company and the reports of the Board of Statutory Auditors and the independent auditors) will be available for review at the registered office of the Company, located in Villa Guardia (Province of Como), Piazza XX Settembre 2, and also will be posted on the Company’s website at www.gentium.it, starting no later than June 12, 2009. The Board of Directors submits to the shareholders’ attention the proposal to approve such financial statements and related documents and cover the annual operating losses by the utilization of the Company’s net worth reserve.

2.           Set the number of members of the Board of Directors of the Company and elect members of the Board of Directors of the Company for the 2009/2010 term.

The Board of Directors submits to the shareholders’ attention the proposal to approve setting the number of members of the Board of Directors at eight (8) and to approve re-electing the following individuals as members of the Board of Directors for the term from this Ordinary Shareholders’ Meeting to the Company’s Ordinary Shareholders’ Meeting approving the 2009 Italian GAAP financial statements (i.e.., the Company’s 2010 Annual Ordinary Shareholders’ Meeting), or until otherwise replaced or removed.  Additional information about each nominee is provided below.

a.	Laura Ferro

b.	Kenneth Anderson

c.	Gigliola Bertoglio

d.	Luca Breveglieri

e.	Marco Codella

f.	Lee Nadler

g.	Malcolm Sweeney

h.	Andrea Zambon

Dr. Laura Ferro has served as our President and Chief Executive Officer and one of our directors since 1991.  Dr. Ferro is also the President and Chief Executive Officer of our largest shareholder, FinSirton, which holds 3,750,000 ordinary shares of the Company. She also serves as Vice President of Sirton, a subsidiary of FinSirton that specializes in manufacturing pharmaceutical products. Dr. Ferro is also a member of the board of directors of each of FinSirton and Sirton.  From 1991 to 1997, Dr. Ferro held various executive positions at Sirton, including Chief Executive Officer and Chairperson of the research and development unit. Prior to that, Dr. Ferro was a practicing physician for 15 years. Dr. Ferro is a member of the executive committee of Farmindustria, an Italian pharmaceutical industry group. She is also the President of the Gianfranco Ferro Foundation, a not-for-profit Italian organization with the mission of stimulating research, education and dissemination of information on the correct use of medications and adverse events of medicines. Dr. Ferro received her M.D. and Ph.D. degrees from the University of Milan, and a MBA from Bocconi University in Milan in 1994. Dr. Ferro is a licensed physician. She was certified in psychiatry at the University of Milan in 1981 and in Clinical Pharmacology at the University of Milan in 1994.

Dr. Kenneth Anderson has served as one of our directors since June 2005.  Dr. Anderson has been a professor at the Dana-Farber Cancer Institute, Cancer Research and Clinical Care, since 1980, a professor of medicine at Harvard Medical School since 2000 and a Kraft Family professor of medicine at Harvard Medical School since 2002. He has been the Chief of the Division of Hematologic Neoplasia at the Dana-Farber Cancer Institute since 2002, the Vice Chair of the Joint Program in Transfusion Medicine at Harvard Medical School since 2000, the Director of the Jerome Lipper Multiple Myeloma Center at the Dana-Farber Cancer Institute since 2000, the Associate Medical Director of Brigham and Women’s Hospital Blood Bank since 1998 and an attending physician at the Bone Marrow Transplantation Service at Brigham and Women’s Hospital since 1997. Dr. Anderson is a member of 11 medical and scientific societies and on the editorial boards of 11 medical and scientific journals. He received a Bachelors’ degree, summa cum laude, from Boston University in 1973, a M.D. from Johns Hopkins University School of Medicine in 1977 and a Masters’ Degree in Art from Harvard University in 2000.

Dr. Anderson is a member of the Company’s Scientific Advisory Board and has entered into a consulting agreement with the Company in connection with such position, pursuant to which the Company pays Dr. Anderson an annual fee of $15,000 and an additional fee of $3,000 for each meeting of the Scientific Advisory Board conducted in the United States and $5,000 for each meeting held outside of the United States; provided, however, that in no event shall such compensation exceed an aggregate of $60,000 in any calendar year.  In addition, Dr. Anderson is associated with Harvard University’s Dana-Farber Cancer Institute as described above.  Harvard University’s Dana-Farber Cancer Institute has agreed to participate in the Company’s current Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure.  Harvard University’s Dana-Farber Cancer Institute was a party to a Clinical Trial Agreement with the Company pursuant to which Harvard University’s Dana-Farber Cancer Institute conducted a Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure that concluded in December 2005.  Harvard University’s Dana-Farber Cancer Institute also conducted a Phase I/II clinical trial of defibrotide to treat VOD with multiple-organ failure in 2002.

Gigliola Bertoglio has served as one of our directors since December 2004.  Ms. Bertoglio has been a self-employed consultant since January 2003. From 1970 through 2003 she was employed by Reconta Ernst & Young (the Italian affiliate of Ernst & Young LLP) and its predecessors and was an audit partner beginning in 1977. From 1998 until leaving the firm, she was responsible for the firm’s Capital Market Group in Italy. From 1989 to 1998, she was responsible for directing the firm’s Professional Standards Group and member of the Accounting and Auditing Standards Group of Ernst & Young International and as a coordinating audit partner on clients with international operations. From 1977 to 1989, Ms. Bertoglio was a partner of the Italian firm of Arthur Young & Co. (the predecessor to Ernst & Young) where she was responsible for directing the firm’s Professional Standards Group and serving in an advisory role to the Accounting and Auditing Standards Group of Arthur Young International and as a coordinating audit partner on clients with international operations. From 1970 to 1977, she was an Audit Manager (1970 to 1974) and an Audit Principal (1975 to 1977) with the Italian firm of Arthur Young & Co. in its Rome and Milan offices. Prior to 1970, Ms. Bertoglio was employed in the New York offices of Horwath & Horwath and LKH&H, both of which were public accounting firms. She earned a degree in Public Accounting from New York University and a Diploma in Accounting from Economics Institution in Biella, Italy. She is a Certified Public Accountant (active license to August 31, 2002, inactive after that) in the United States and included in the Register of Authorized Auditors of Consob, the Italian Stock Exchanges regulatory agency of public companies.

Luca Breveglieri has served as one of our directors since April 2006.  Mr. Breveglieri is an Italian-qualified attorney and has been a partner of Breveglieri Verzini e Soci, an Italian law firm, since 2000.  From 1982 to 2000, Mr. Breveglieri was the founding partner of Breveglieri e Associati.  Mr. Breveglieri is an Italian certified public accountant.  Mr. Breveglieri received a degree in law from Universita degli Studi, Pisa, Italy, in 1977.

Marco Codella has served as one of our directors since June 2005.  Mr. Codella has been the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A., an international family of pharmaceutical companies, since May 1999 and he has been Chief Financial Officer of Sigma Tau Finanziaria S.p.A. since July 2008.  Mr. Codella was a professor of Economics and Management Accounting at University of Rome, La Sapienza from 2001 to 2007.  From 1997 to 1999, Mr. Codella was the Finance, IT and Logistics Director of Crown Cork & Seal Italy S.p.A., an Italian subsidiary of Crown Holdings, Inc., a manufacturer of packaging products to consumer marketing companies. From 1994 to 1997, Mr. Codella was the Finance and IT Director of Crown Cork & Seal Italy S.p.A. From 1990 to 1994, Mr. Codella held various finance positions at Digital Equipment Italia S.p.A., an Italian subsidiary of Digital Equipment Corporation, a computer company. From 1987 to 1990, Mr. Codella was the Finance Manager of an Italian subsidiary of Ampex Corporation, a provider of technology for acquisition, storage and processing of visual information. From 1984 to 1987, Mr. Codella was an auditor at Deloitte, Haskins & Sells, an accounting firm. Mr. Codella is a director of Sigma Tau Finanziaria SpA . He is also a Director of Sigma Tau  Industrie Farmaceutiche Riunite S.p.A., Biosint S.p.A., Avantgarde S.p.A., Tecnogen S.p.A., Sigma Tau Healthscience LLC, Sigma Tau India, Sigma Tau BV, and Sigma Tau Healthscience International BV,  each of which is a subsidiary of Sigma Tau Finanziaria S.p.A., and Fonchim, a pension fund for chemical industry workers. Mr. Codella is an Italian certified public accountant. Mr. Codella graduated summa cum laude from Rome University in 1984 with a degree in economics.

Mr. Codella is the Chief Financial Officer of Sigma Tau Industrie Farmaceutiche Riunite S.p.A.  Sigma Tau Industrie Farmaceutiche Riunite S.p.A. is a subsidiary of Sigma Tau Finanziaria S.p.A., which holds 1,300,000 ADSs of the Company.  Sigma Tau Pharmaceuticals, Inc., which is another subsidiary of Sigma Tau Finanziaria S.p.A., is a party to a License and Supply Agreement with the Company pursuant to which the Company has licensed the right to market defibrotide to treat VOD in North America, Central America and South America to Sigma Tau Pharmaceuticals, Inc. and pursuant to which Sigma Tau Pharmaceuticals, Inc. has agreed to purchase defibrotide for this use from the Company.  Defiante Farmaceutica L.d.a., which is a third subsidiary of Sigma Tau Finanziaria S.p.A., holds 1,011,001 ADSs of the Company and a warrant to purchase an additional 73,334 ordinary shares.  Chaumiere Consultadoria e Servicos S.A., which is under common control with Sigma Tau Finanziaria S.p.A., holds 300,994 ADSs of the Company.  Inverlochy Consultadoria & Servicos LdA, which is also under common control with Sigma Tau Finanziaria S.p.A. and Chaumiere Consultadoriae Servicos S.p.A., holds 87,666 ADSs of the Company.

Dr. Lee M. Nadler has served as one of our directors since June 2005.  Dr. Nadler is the Senior Vice President of Experimental Medicine at Harvard University’s Dana-Farber Cancer Institute and a Professor of Medicine at Harvard University. He joined the staff of the Dana-Farber Cancer Institute in 1977, and was promoted to the faculty in 1980. He served as chief and chair of several departments, including serving as the First Chairperson of the Dana-Farber Cancer Institute’s Department of Adult Oncology. Dr. Nadler received a medical degree from Harvard Medical School in 1973.

Dr. Nadler is the Chairman of the Company’s Scientific Advisory Board and has entered into a consulting agreement with the Company in connection with such position, pursuant to which the Company pays Dr. Nadler an annual fee of $15,000 and an additional fee of $3,000 for each meeting of the Scientific Advisory Board conducted in the United States and $5,000 for each meeting held outside of the United States.  In addition, Dr. Nadler is associated with Harvard University’s Dana-Farber Cancer Institute as described above.  Harvard University’s Dana-Farber Cancer Institute has agreed to participate in the Company’s current Phase III clinical trial of defibrotide to treat VOD with multiple-organ failure.  Harvard University’s Dana-Farber Cancer Institute was a party to a Clinical Trial Agreement with the Company pursuant to which Harvard University’s Dana-Farber Cancer Institute conducted a Phase II clinical trial of defibrotide to treat VOD with multiple-organ failure that concluded in December 2005.  Harvard University’s Dana-Farber Cancer Institute also conducted a Phase I/II clinical trial of defibrotide to treat VOD with multiple-organ failure in 2002.

Malcolm Sweeney has served as one of our directors since April 2007. From 2001 to 2005, Mr. Sweeney was the Head of Financial Reporting and Accounting of the Pharma Division at Novartis AG, a major international pharmaceutical company.  From 1990 to 2000, Mr. Sweeney worked for IMS Health Inc., (formerly IMS International), a provider of market intelligence to the pharmaceutical and healthcare industries, and associated companies.  He held the positions of Corporate Controller and Senior Director of Finance for IMS Health Inc., as well as that of Leader of European Shared Services for Dun and Bradstreet in 1994 and 1995 when Dun and Bradstreet used to own IMS Health Inc. and several other major information service providers.  From 1974 to 1990, he held a variety of finance positions for divisions of General Electric.  Mr. Sweeney resides in the U.K., is a chartered accountant, admitted to the Institute of England & Wales in 1974 when working for KPMG (formerly Peat, Marwick, Mitchell and Co.).  He received a Bachelor of Science in Physics, Economics and Philosophy from the University of Exeter in 1970.

Dr. Andrea Zambon has served as one of our directors since June 2005.  Dr. Zambon also serves on the board of directors and is the President of Tubilux Pharma, which operates in the research, production and marketing of ophthalmic products.  Dr. Zambon is also the President and Chief Executive Officer of Kjos, a holding company founded in 2005, that focuses its investments in technology driven companies in different countries and industry sectors, in particular, health services and technology, chemical and energy, and security.  Dr. Zambon co-founded and was the President of a web-based company, OKSalute S.p.A., from 2000 until 2002.  From 2000 until 2004, Dr. Zambon was the president and a board member of Zambon S.p.A., the parent company of Zambon Group, S.p.A., an Italian pharmaceutical and chemical company that operates in 19 countries in Europe, North and South America and Asia.  Dr. Zambon started his career in 1986 at the Zambon Group S.p.A. where he has held various positions until 1999, including President and Chief Executive Officer from 1991 to 1999.  Dr. Zambon has also been employed by Smith Kline & Beckman in various departments, including clinical development, regulatory affairs, and market research, and Fujisawa US.  Over the years, Dr. Zambon has served on numerous corporate and industry association boards. Dr. Zambon earned a Medical Degree from the University of Milan Medical School.

3.           Approve director compensation for the 2009/2010 term.

The Board of Directors submits to the shareholders’ attention the proposal to approve, as compensation for the term from this Ordinary Shareholders’ Meeting to the Company’s 2010 Annual Ordinary Shareholders’ Meeting, an annual retainer of €20 thousand for each director.

4.           Elect members of the Board of Statutory Auditors of the Company for the 2009/2012 term and approve their compensation for such term.

The Board of Directors submits to the shareholders’ attention the proposal to approve the  re-election of the following individuals as members of the Board of Statutory Auditors for a term ending at the Company’s Ordinary Shareholders’ Meeting called for the approval of the 2011 Italian GAAP Financial Statements and to approve the minimum fee recognized by the Italian National Register of the Certified Public Accountants as compensation for such individuals.

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Domenico Ferrari	Alternate
Romano Chiapponi	Alternate

Mr. Belloni also serves as a member of the board of statutory auditors of Sirton S.p.A

5.           Approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2009 with respect to the Company’s U.S. GAAP financial statements and its compensation.

The Board of Directors submits to the shareholders’ attention the proposal to (A) approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2009, with respect to the Company’s U.S. GAAP financial statements, and, in connection therewith, (B) approve compensation per year to such auditor of €73,000 plus extraordinary amounts to be expressly determined for extraordinary transactions and services, and (C) grant upon the Chairperson of the Board and any other executive officer of the Company the power to negotiate with Reconta Ernst & Young S.p.A. the terms and conditions for its engagement, including the power to enter into an ad-hoc engagement letter.

In light of the above, the Board of Directors proposes to hold an Ordinary Shareholders’ Meeting to approve the following resolutions:

At the Ordinary Shareholders’ Meeting of Gentium S.p.A., after having examined and approved the report of the Board of Directors, the shareholders

RESOLVED

To approve the 2008 Italian GAAP financial statements of the Company and related documents and cover the annual operating losses by the utilization of the Company’s net worth reserve;

To set the number of members of the Board of Directors at eight (8) and to re-elect the following individuals as members of the Board of Directors of the Company for the term from this Ordinary Shareholders’ Meeting to the Company’s 2010 Annual Ordinary Shareholders’ Meeting, or until otherwise replaced or removed:

a.	Laura Ferro

b.	Kenneth Anderson

c.	Gigliola Bertoglio

d.	Luca Breveglieri

e.	Marco Codella

f.	Lee Nadler

g.	Malcolm Sweeney

h.	Andrea Zambon

To approve an annual retainer of €20 thousand for each director as compensation for the term from this Ordinary Shareholders’ Meeting to the Company’s 2010 Annual Ordinary Shareholders’ Meeting:

To re-elect the following individuals as members of the Board of Statutory Auditors of the Company for the term ending at the Company’s Ordinary Shareholders’ Meeting called for the approval of the 2011 Italian GAAP Financial Statements and approve the minimum fee recognized by the Italian National Register of the Certified Public Accountants as compensation for such individuals:

Name	Position
Giorgio Iacobone	Chairman
Carlo Ciardiello	Member
Augusto Belloni	Member
Domenico Ferrari	Alternate
Romano Chiapponi	Alternate

To (A) approve the engagement of Reconta Ernst & Young S.p.A. as the Company’s independent auditor for fiscal year 2009, with respect to the Company’s U.S. GAAP financial statements, and, in connection therewith, (B) approve compensation per year to such auditor of €73,000 plus extraordinary amounts to be expressly determined for extraordinary transactions and services; and (C) grant upon the Chairperson of the Board and any other executive officer of the Company the power to negotiate with Reconta Ernst & Young S.p.A. the terms and conditions for its engagement, including the power to enter into an ad-hoc engagement letter.